

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 21, 2016

Via E-Mail
Harold L. Covert
Chief Financial Officer
Harmonic Inc.
4300 North First Street
San Jose, CA 95134

Re: Harmonic Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 24, 2016
File No. 0-25826

Dear Mr. Covert:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. The ProView 8000 User Guide posted on your website includes a license agreement stating that if the products or software are identified as export controlled items under the Export Laws, the user represents and warrants that it is not a citizen or otherwise located within several identified countries, including Syria and Sudan. The statement implies that products and software that are not export controlled items may be used by persons in Sudan and Syria. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of

those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

4. On page 10 you identify Huawei Technologies as a significant customer. Huawei recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Please address for us the potential for reputational harm to result from your association with Huawei.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
     Assistant Director